UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

(Registrant’s name)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Explanatory Note:

Appointment of New CEO

On April 6, 2022, Dr. Chris Chang Yu resigned from his position as the Chief Executive Officer (“CEO”) of the Registrant. Dr. Chris Chang Yu confirmed that his resignation was not the result of any disagreement with the Registrant.

Effective April 6, 2022, the Board of Directors (the “Board”) of the Registrant appointed Dr. Aidong Chen as the Registrant’s new CEO.

Prior to being appointed as the Registrant’s CEO, Dr. Aidong Chen served as a Deputy Chief Physician of Nanjing Medical University from September 2014 to April 2022. From January 2017 to September 2019, Dr. Aidong Chen was a Postdoc at University of Duisburg-Essen. Dr. Aidong Chen received his Ph.D. from Nanjing Medical University in 2009, major in Biochemistry and Molecular Biology. Dr. Aidong Chen received his M.D. from Guiyang Medical College in 2006, major in Biochemistry and Molecular Biology. Dr. Aidong Chen received his Bachelor of Science from Anhui Medical University in 2003, major in Clinic Medicine.

The Registrant has entered into an employment agreement with Dr. Chen, an English translation of which is attached hereto as Exhibit 10.1. The employment agreement provides for a two year and seven month term. Dr. Aidong Chen will receive an annual salary of RMB127,442 per year.

There is no relationships or related transactions between Dr. Chen and the Registrant that would be required to be reported under Section 404(a) of Regulation S-K.

Election of New Directors

On April 6, 2022, Dr. Chris Chang Yu resigned from his positions as the Chairman of the Board, the Chairperson of the Nominating/Corporate Governance Committee, and a member of the Compensation Committee.

On April 6, 2022, Mr. Chao Feng resigned from his position as an independent director of the Board. Mr. Chao Feng’s resignation was not the result of any disagreement with the Registrant.

On April 6, 2022, the Board elected Dr. Aidong Chen as a director and the Chairman of the Board, effective April 2022 until the Registrant’s annual meeting of the shareholders in 2023, or a successor has been duly elected and qualified or until his earlier resignation, removal from office, death or incapacity.

On April 6, 2022, the Board elected Ms. Sheng Liu as an independent director of the Board, the Chairperson of the Nominating/Corporate Governance Committee, and a member of the Compensation Committee.

Ms. Sheng Liu serves as the CEO of Zhongjintai Venture Capital (Shenzhen) Co., Ltd. and has held that position since January 2019. From April 2017 to December 2021, Ms. Sheng Liu served as the General Manager of Shenzhen Zhaoyin Dinghong Investment Management Co., Ltd. Ms. Sheng Liu received her Bachelor Degree of Financial Economics from Massey University of New Zealand in 2005.

The Board has determined Ms. Sheng Liu is qualified to be an independent director under NASDAQ Listing Rule 5605(a)(2).

There is no relationships or related transactions between Ms. Liu and the Registrant that would be required to be reported under Section 404(a) of Regulation S-K.

Ms. Sheng Liu is entitled to an annual director’s fees of $18,000 and will be eligible to participate in the Registrant’s stock incentive plans. A copy of the Offer Letter from the Registrant to Ms. Sheng Liu is filed as Exhibit 10.2 to this Report and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 10.1	English translation of Employment Agreement by and Between Dr. Aidong Chen and AnPac Bio-Medical Science Co., Ltd.
Exhibit 10.2	Offer Letter to Ms. Sheng Liu from AnPac Bio-Medical Science Co., Ltd.
Exhibit 99.1	Press release dated April 8, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.
(Registrant)

Date: April 11, 2022	By:	/s/ Dr. Aidong Chen
	Name:	Dr. Aidong Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer